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                                October 18, 2005


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Mr. Larry Spirgel
              Assistant Director

                  Re:      EMERGENCY MEDICAL SERVICES L.P.
                           Amendment No. 2 to Registration Statement on Form S-1 Filed on October 18, 2005 (File No. 333-127115)

Dear Mr. Spirgel:

                  Our client, Emergency Medical Services L.P. ("EMS"), has filed today with the Commission Pre-Effective Amendment No. 2 to EMS's Registration Statement on Form S-1.

                  The following responds to the Staff's comments contained in your letter dated September 29, 2005 concerning Amendment No. 1 to EMS's Registration Statement on Form S-1 filed on September 14, 2005. The text of the Staff's comments is set forth in italics below, followed by the response of EMS. Certain responses refer to specific pages without reference to a document; these are references to pages of the prospectus contained in Amendment No. 2. The information in these responses was provided to us by EMS.

                  Enclosed with the copy of this letter being hand-delivered to Daniel F. Zimmerman are four copies of Amendment No. 2, marked to show changes from Amendment No. 1.

                  Amendment No. 2, including the capitalization table and pro formas, continues to reflect the exchangeable share structure. We understand that this matter is still being reviewed by Mr. Tony Lopez of the Office of the Chief Accountant.

General

1. We note your response to prior comment 43 and the addition of an alternative prospectus for the offer to exchange Class A common stock of Emergency Medical Systems Corporation for Class B limited partnership units of Emergency Medical Systems L.P. Please provide us your analysis, in your response letter, of how your offer to exchange Class A common stock for Class B limited partnership units is consistent with the tender offer regulations, including Regulation 14E. Consider the guidance in Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, SEC Release No. 34-43069 (July 24,
         2000), which is available on our web site at http://www.sec.gov/rules/interp/34-43069.htm.

         RESPONSE:

         The issuance of shares of the Class A common stock of Emergency Medical Services Corporation (the "CLASS A COMMON STOCK") in exchange for the Class B limited partnership units of Emergency Medical Services L.P. (the "CLASS B UNITS") (the "EXCHANGE") will occur by operation of a contractual provision in the partnership agreement of Emergency Medical Services L.P. (the "PARTNERSHIP AGREEMENT") under which the Class B Units are issued. As such, the Exchange will be automatic and does not require -- or permit -- the holders of Class B Units to elect whether to accept the Class A Common Stock. Pursuant to the provisions of the Partnership Agreement, immediately prior to the initial public offering all of the Class B Units will, without any action on the part of the holders of the Class B Units, be exchanged for Class A Common Stock. No Class B Units will remain outstanding following the Exchange other than the Class B Units held by the general partner of the partnership.

2. In addition, please provide a more thorough analysis in your response letter of why you believe you may use Form S-1 and provide the information contained in the prospectus for the initial public offering rather than use Form S-4 for the exchange offer. So that we may better understand the exchange offer, please provide us with a detailed explanation of how you intend to reorganize the company. If not apparent, please explain the reasons for the structure and timing of the various steps of the reorganization.

         RESPONSE:

         We believe the Form S-1 is the appropriate form on which to register the Class A Common Stock to be issued in the Exchange. The Form S-1, General Instructions, 1. Eligibility Requirements for Use of Form S-1 states that the Form S-1 shall be used for the registration "of securities of all registrants for which no other form is authorized or prescribed". There is no other form authorized for a transaction of a type such as the Exchange, including Form S-4. The Exchange does not fit within the description of any of the types of transactions set forth in Form S-4, General Instructions, Paragraph A. Rule as to Use of Form S-4:

               (a) The Exchange is not a transaction of the type described in paragraph (a) of Rule 145. It is not conditioned upon a vote or consent of securityholders. The Exchange is compulsory and is automatic upon the occurrence of the initial public offering. The Exchange requires no vote, no consent and no investment decision by, and no solicitation of, the holders of the Class B Units.

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October 18, 2005
Page 2


               (b) The Exchange is not a merger in which the applicable state law would not require the solicitation of the votes or consent of all of the security holders of the company being acquired.

               (c) The Exchange is not an exchange offer for securities of the issuer or another entity. The Exchange is not an "offer" to exchange the Class B Units, but rather a compulsory and automatic exchange which neither requires nor allows the holders of the Class B Units to elect to accept the exchange of Class B Units for Class A Common Stock.

               (d) The Exchange is not a public reoffering or resale of any securities acquired pursuant to a registration statement on Form S-4.


               (e) The Exchange is not one of the kinds of transactions listed in paragraphs (a) through (d) registered on one registration statement.

                                     * * *
         We intend to take the following steps to reorganize Emergency Medical
         Services:

         First:

               - Emergency Medical Services Corporation (the "COMPANY") files its charter to provide for Class A Common Stock, Class B Common Stock and Class B Special Voting Stock.

               - The Company and Emergency Medical Services L.P. (the "PARTNERSHIP") execute and deliver the Voting and Exchange Trust Agreement and it becomes effective by its terms.

Then, the following steps are deemed to occur concurrently and immediately prior to the Company's initial public offering:

               - The Company enters into the underwriting agreement for its initial public offering.

               - The stockholders of EMSC, Inc., the general partner of the Partnership and the owner of 10 shares of the Company's common stock, contribute all of the common stock of the general partner and of the Company to the Company in exchange for shares of Class B Common Stock (a one-for-one exchange).

               - The Company will merge with EMSC, Inc., with the Company surviving the merger.

               - Pursuant to the provisions of the Partnership Agreement, Colby Bartlett LLC and Steven J. Shulman are deemed to have contributed their Class A Units to the Company in exchange for Class B Common Stock (a one-for-one exchange).

               - Pursuant to the provisions of the Partnership Agreement, all holders of Class B Units are deemed to have contributed their Class B Units to the Company in exchange for shares of Class A Common Stock (a one-for-one exchange).

               - Pursuant to the provisions of the Partnership Agreement, the remaining Class A Units are designated "LP Exchangeable Units."

               - The Partnership effects a Unit split and the Company effects a stock-split to reflect the public offering pricing.

Next, the following steps are then deemed to occur concurrently:

               - The Company issues and sells Class A Common Stock pursuant to the underwriting agreement for its initial public offering.

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October 18, 2005
Page 3


               - The Company contributes the net proceeds of the offering to the Partnership in exchange for a number of limited partnership units equal to the number of shares of Class A Common Stock sold in the initial public offering.

3. Furthermore, please explain in your response letter why you believe you have not engaged in an offer to the holders of the Class B units prior to the filing of the registration statement. For example, please explain to us when you negotiated the terms of the exchange offer, when you finalized the terms of the lockup agreement and when you finalized the terms of the amended limited partnership agreement.

         RESPONSE:

         We do not believe we have engaged in an offer to the holders of the Class B Units prior to the filing of the registration statement because, to date, there has been no communication with the holders of the Class B Units with respect to the Exchange or the issuance of Class A Common Stock to those Unitholders. The holders of the Class B Units have not been requested to authorize, vote upon, or elect to participate in the Exchange. We believe that the only holders of Class B Units who knew about the planning for the Exchange prior to the filing of the registration statement are the executive officers and directors of the Company who were involved in the preparation and review of the registration statement.

         The terms of the Exchange were not "negotiated" but, rather, were established by the holders of the Class A Units representing approximately 98% of the limited partnership interests in the Partnership (the "CLASS A UNIT HOLDERS") who have voting control of the Partnership. The terms of the Exchange were finalized by these Class A Unit holders prior to the filing of the registration statement and without the participation of the remaining two Class A Unit holders or the holders of the Class B Units. Under the Partnership Agreement, the holders of Class B Units have no voting rights. As a result, no holder of Class B Units will authorize, vote upon or consent to the terms of the Exchange, and they will not be required to do so.

         The terms of the lock-up agreement are included in the equityholder agreements that were executed concurrently with the issuance of the Class A and Class B Units. The Class A Unit holders, as well as the Company's executive officers and directors, are also expected to execute a lock-up agreement for the benefit of the underwriters concurrently with the execution of the underwriting agreement.

Prospectus Summary, page 1

4. Please move the second italicized paragraph into the body of the prospectus summary to the extent the information is material and clear from the context. In this regard, please avoid defining terms such as "we," "us," "our" and "the company" and make your disclosure clear from the context. Similarly, briefly explain how your company operates rather than simply stating that references to EmCare include affiliated physician groups and managed companies, and references to "our healthcare professionals" includes physicians employed by or contracted with, these affiliated physician groups. Such explanations presume that the reader understands the structure and operation of your business. See Rule 421(d).

         RESPONSE:

         We have deleted the second italicized paragraph. Where material, we have included this information in the body of the text.

5. We note your revisions in response to prior comment 9. As currently drafted, the summary section is still too long. Further revise to reduce the length of your narrative summary to two or three pages and provide a brief, balanced, non-repetitive discussion of the most material aspects of you and your offering. Your current disclosure is repetitive -- for example, you include general statements about your "technology," and "databases" in several locations in your summary. You similarly repeat disclosure related to your risk management programs. Reduce or delete the subsections entitled Competitive Strengths and Business Strategy. This disclosure is too detailed for the summary and is more appropriate for your Business discussion.

         RESPONSE:

         We have revised the summary section to reduce the length of the narrative. In particular, we have significantly reduced the subsections captioned "Emergency Medical Services Industry", "Competitive Strengths" and "Business Strategy".

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October 18, 2005
Page 4


6. We note your revisions in response to prior comment 10. Further revise to disclose that you will continue to pay an annual management fee of $1 million to Onex for five years.

         RESPONSE:

         We have revised this disclosure to include the annual management fee payable to Onex.

7. We note your revisions in response to prior comment 12. Please name the "certain insurance industry consultants" and file their consent to being named in the registration statement or remove your references to them.

         RESPONSE:

         We have revised the disclosure to delete any reference to a third party's view of the risk management program.

Summary of Historical Combined, Consolidated and Pro Forma Consolidated Financial Information and Other Data, page 7

8. Refer to prior comment 16. Please revise your characterization of the amounts that you refer to as EBITDA since it differs from EBITDA as defined in SEC Release No. 34-47226 (January 22, 2003). See Question 14 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (June 13, 2003), which is available on our web site at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

         RESPONSE:

         We have revised the definition of EBITDA so that the calculation of EBITDA conforms to the referenced release.

9. Please provide the calculations of the significant financial covenant ratios to accompany your presentation of adjusted EBITDA.

         RESPONSE:

         We have added the key financial covenant ratios for the actual and the pro forma period ended June 30, 2005 to the table following the "Balance Sheet Data", and have included the calculations in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity -- Debt Facilities".

10.      Provide a reconciliation of adjusted EBITDA to net income.

         RESPONSE:

         The necessary line items have been added to the table to reconcile from adjusted EBITDA to net income.

Risk Factors, page 10

Servicing our debt will require a significant amount of cash . . . , page 11

11. To provide context, please disclose the amount of cash needed to service your debt and your other commitments in the next year.

         RESPONSE:

         We have added a sentence to the first paragraph under this risk factor to disclose the amount of cash needed to service our debt and other commitments.

Risk Factors Related to Healthcare Regulation, page 18

12. We note your revisions in response to prior comments 18 and 21. The Risk Factors Related to Healthcare Regulation are still too long and contain more background information about the substantive regulation of the healthcare industry than is appropriate in the Risk Factors section. Please further revise the risk factors on pages 18 through 23 to identify the risk briefly at the outset and provide only enough detail to place the risk in context. Move more extensive discussions to the Business -- Regulatory Matters or other appropriate sections.




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October 18, 2005
Page 5

         RESPONSE:

         We have further revised and shortened the section captioned "Risk Factors Related to Healthcare Regulations". Where possible, we have moved our discussion of substantive healthcare laws to the section captioned "Business--Regulatory Matters" and, where duplicative discussion of substantive laws remained in both sections (e.g., our discussion of the Medicare Ambulance Fee Schedule), we removed such discussion from "Risk Factors." We believe this addresses Staffs' concerns, and are reluctant to eliminate any further text from this section. The healthcare industry is among the most heavily regulated businesses, and we believe an appropriate understanding of the regulatory risk factors requires a more complete discussion of the regulatory environment than may be the case for other industries. We note that registration statements filed by other healthcare companies routinely include relatively lengthy "Risk Factor" discussions focusing on healthcare regulations.

Formation of Holding Company, page 27

13. We note your revisions in response to prior comment 22. Please further revise to discuss the reasons for structuring the reorganization in the manner disclosed. For example, explain why the Onex entities are receiving LP exchangeable units rather than receiving equity in the holding company. In addition, please disclose very briefly the offering you plan to conduct to exchange Class A common stock for existing Class B limited partnership units. In this regard, we note your response to prior comments 43 and 44 and your discussion in Exhibit A to your September 14, 2005, response letter. For example, your disclosure suggests that you may complete the initial public offering before completing the exchange, in which case the rights of Class B limited partnership interests are not clearly disclosed. Also consider revising to refer to the various partnership units by using the same terms as the partnership agreements. For example, your references to "LP exchangeable units" apparently refer to Class A limited partnership units. However, your disclosure is unclear whether or not they also refer to Class B limited partnership units. Revise elsewhere as appropriate, including at page 113 under Description of Capital Stock.

         RESPONSE:

         We have further revised page 26 to include the reason for the structure of the reorganization. We note to the Staff that the Onex entities will not "receive" any new securities in the reorganization -- rather, the Class A Units held by the Onex entities are re-designated "LP exchangeable units" and, by their terms, become exchangeable for the company's class B common stock. We have also added a brief description of the exchange of Class B Units for Class A Common Stock.

         We will not complete the initial public offering prior to completion of the exchange of the Class B Units for Class A Common Stock. The Exchange will occur immediately prior to the sale of Class A Common Stock pursuant to the public offering; accordingly, upon completion of the initial public offering no Class B Units will remain outstanding. (Emergency Medical Services, as general partner, will hold limited partnership interests that will be re-designated "GPL Units" to avoid confusion.) Please see our response to comments 1 and 2 above.

         We have not revised the terms by which we refer to the various partnership units. The nomenclature used in Amendment No. 2 reflects the defined terms as they exist in the original partnership agreement and in the amended and restated Partnership Agreement. We believe the additional disclosure provided in Amendment No. 2 clarifies that, as part of the reorganization: (a) the Class A Units are being designated LP Exchangeable Units, and (b) the outstanding Class B Units are being contributed to the company in exchange for Class A Common Stock.






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October 18, 2005
Page 6


Unaudited Pro Forma Consolidated Financial Data, page 32

14. Please revise your disclosure on pages 36 and 37 to identify the sponsor.

         RESPONSE:

         The line labeled "Sponsor management fee" in footnote (1) on pages 35 and 36 has been changed to "Onex management fee".

Management's Discussion and Analysis, page 40

Results of Operations, page 43

15. We have reviewed your response to prior comment 24 and your revised disclosure on pages 42 and 43. To the extent practical, revise your disclosure for each period presented to discuss the specific factors for that period behind AMR's increase in weighted transports and EmCare's increase in patient encounters. Refer to Item 303(a)(3)(iii) of Regulation S-K for further guidance.

         RESPONSE:

         In "Key Factors", we have tried to explain the many matters -- both macro and micro -- that affect our results of operations from period to period. Where practical, we have added the specific factors we can identify and quantify that affected increases in AMR's weighted transports and EmCare's patient visits. AMR and EmCare have a significant number of contracts across all geographic regions. Volume changes each period will be affected by business initiatives to enhance volumes and by demographic and seasonal impacts. The company is not able to delineate or track more specific causes for changes in patient transfers or visits at our "same store" contracts or markets.

Critical Accounting policies, page 61

Trade and Other Accounts Receivable, page 62

16. Refer to prior comment 32. Since the allowance for uncompensated care is not insignificant, please revise to disclose in greater detail the specific steps you take in determining that it is probable that a receivable will not be recovered and charged off against the uncompensated care allowance. In addition, disclose in greater detail the steps you take in determining the adequacy of your reserves.

         RESPONSE:

         We have added revised language to replace the previous paragraph under the heading "Trade and Accounts Receivable" on page 61.

Combined and Consolidated Financial Statements, F-1

17. Please provide the audited financial statements of Emergency Medical Services Corporation.


         RESPONSE:

         Emergency Medical Services Corporation has not yet been formed. We will include audited financial statements in the prospectus when the company is formed and capitalized.

Note 2:  Summary of Significant Accounting Policies, page F-13

Trade and Other Accounts Receivable, page F-14

18. Refer to prior comment 51. Please update the consolidated financial statements of EMS with the accounts receivable and provision information by segment through June 30, 2005.

         RESPONSE:

         Footnote 2 to the January 31, 2005 audited statements (in response to comment 20) and to the June 30, 2005 unaudited statements have been revised to include the requested information.

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October 18, 2005
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19.      Please provide a comprehensive discussion explaining the increase in provisions for contractual discounts and uncompensated care.

         RESPONSE:

         The requested information has been added to the section "Trade and Other Accounts Receivable, net" under Footnote 2--Summary of Significant Accounting Policies.

20. Disclose separately the amount of the allowance for contractual discounts and the amount of the allowance for uncompensated care for each of your segments. Second, separately disclose under "Revenue Recognition" the amount of contractual discounts and the amount of uncompensated care as a percentage of gross revenue for each segment.

         RESPONSE:

         The requested information has been added to the table in the section "Trade and Other Accounts Receivable, net" under Footnote 2--Summary of Significant Accounting Policies and in the section "Revenue Recognition" under Footnote 2--Summary of Significant Accounting Policies.

Note 10:  Commitments and Contingencies, page F-24

21. Refer to prior comment 56. Please provide us an analysis that demonstrates that legal reserves and settlements are not material to any period presented. In your analysis, ensure that amounts are not netted, as materiality of the legal reserves and settlements must be measured on a gross basis. In addition, identify the party to which any recorded amounts relate.

         RESPONSE:

         We have provided this analysis to Mr. Michael Fay and Mr. Patrick Kuhn.


Draft Legality Opinion

22. We note that counsel refers to and limits the opinion to "the General Corporation Law of the State of Delaware." Please confirm to us in your response letter that counsel concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See Section VIII.A.14 of Division of Corporation Finance, Current Issues and Rulemaking Projects (November 14, 2000) which is available on our web site at http://www.sec.gov/pdf/cfcr112k.pdf.

         RESPONSE:

         We confirm that Kaye Scholer concurs with the Staff's understanding that the reference and limitation includes the statutory provisions referenced as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

                                      * * *

                  Thank you for your continuing assistance regarding these filings. Please contact the undersigned at (212) 836-8685 or Marybeth O'Keefe at
(212) 836-8456 with any further comments or questions you may have.




                                            Sincerely,

                                            /s/ Lynn Toby Fisher
                                            --------------------
                                                Lynn Toby Fisher

cc:      Daniel F. Zimmerman
         Patrick Kuhn

         Todd G. Zimmerman
         Joel I. Greenberg
         James J. Clark
         Noah B. Newitz